adidas

GROUP

RECEIVED

2007 DEC -4 A 3:

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

07028452

SUPPL

30.11.2007

adidas Salomon AG

PROCESSED
DEC 0 7 2007
E THOMSON FINANCIAL

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
~~adidas AG~~ / File No. 82-4278

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publications which are not published in that form on our website:

- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on November 12 (Attachment No. 1).
- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on November 19 (Attachment No. 2).
- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on November 19 (Attachment No. 3).
- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on November 19 (Attachment No. 4).

If you need further information, please do not hesitate to contact me.

Kind regards,

Anja Smith

Anja Smith

Attachments

dw 12/5

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Christian Tourres

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Details of the transaction:

Description of financial instrument: adidas AG shares
ISIN: DE0005003404
Type of transaction: sales
Date: 08.11.2007
No of items: 100000
Currency: Euro
Price: 47.91500
Total amount traded: 4,791,500.00
Place: Frankfurt/Main
Explanation:

Issuer subject to the publication requirement:

---

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, HDAX, Prime All Share, CDAX
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Herbert Hainer

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: adidas AG shares
ISIN: DE0005003404
Type of transaction: purchase
Date: 16.11.2007
No of items: 406
Currency: Euro
Price: 46.49000
Total amount traded: 18,874.94
Place: Frankfurt/Main
Explanation:

Issuer subject to the publication requirement:

---

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, HDAX, Prime All Share, CDAX
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Directors' Dealings Notification concerning
transactions by persons performing managerial responsibilities pursuant to
section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Herbert Hainer

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: adidas AG shares
ISIN: DE0005003404
Type of transaction: purchase
Date: 16.11.2007
No of items: 500
Currency: Euro
Price: 46.44000
Total amount traded: 23,220.00
Place: Frankfurt/Main
Explanation:

Issuer subject to the publication requirement:

---

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, HDAX, Prime All Share, CDAX
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Herbert Hainer

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: adidas AG shares
ISIN: DE0005003404
Type of transaction: purchase
Date: 16.11.2007
No of items: 1094
Currency: Euro
Price: 46.50000
Total amount traded: 50,871.00
Place: Frankfurt/Main
Explanation:

Issuer subject to the publication requirement:

---

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, HDAX, Prime All Share, CDAX
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

END